                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                               Commission File Number: 333-10486



                          For the Month of March 2001


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes _____                    No   X
                                                   -----



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:



                               Table of Contents



1. Description of Capital Stock

2. Effect of the registrant's two-for-one stock split effective May 18, 2001 on the registrant's financial reports

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Trend Micro Incorporated


Date: March 26, 2001                          By: /s/ Chang Ming-Jang
                                                  -------------------
                                                  Chang Ming-Jang
                                                  Representative Director;
                                                  President, Chief Executive
                                                  Officer and Chairman of the
                                                  Board

As used herein, references to "Trend Micro", "we", "our" or "us" are to Trend Micro Incorporated, and references to the "ADSs" are to the American Depositary Shares evidenced by American Depositary Receipts referred to under "Description of American Depositary Receipts" in the post-effective amendment No. 1 on Form F-3 to our registration statement on Form F-1 on Form F-3 (file no. 333-10568) filed with the Securities and Exchange Commission on August 10, 2000.

                          DESCRIPTION OF CAPITAL STOCK

The following is a summary of material information concerning the shares of our common stock, including summaries of material provisions of our articles of incorporation and share handling regulations, and of the Japanese Commercial Code and related legislation. These summaries should be read together with the articles and the share handling regulations which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized share capital as of February 22, 2001 is 250,000,000 shares, of which 65,577,070 shares with par value of (Yen)50 per share are issued and outstanding as of the same date. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders' rights.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the center will be registered in the name of the center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The Securities Center system is intended to reduce paperwork required in connection with transfers of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

Under our articles, our financial accounts will be closed on December 31 of each year and dividends, if any, will be paid to shareholders of record at December
31. In addition to year-end dividends, the board of directors may by resolution declare an interim cash dividend to shareholders of record as of June 30 or each year. Under the Commercial Code, however, we cannot declare or pay dividends unless specified financial criteria are met based on the amount of our stated capital and legal reserves.

Japanese Unit Share System

In accordance with the requirements of the Commercial Code, our articles of incorporation provide that 500 shares constitute one "unit."

Transferability of Shares Representing Less Than One Unit. Under the Commercial Code and the Deposit Agreement, holders of ADSs will be able to surrender ADSs and withdraw the underlying shares from deposit only in whole unit lots of one unit or larger. A holder who owns ADRs evidencing less than 5,000 ADSs will indirectly own less than a whole unit. Such a holder will not be able to dispose of its shares in lots of less than one unit and will not have access to the Japanese market through surrender of their ADSs and withdrawal and sale in Japan of the underlying shares. The Japanese unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Rights of Holder of Shares Representing Less Than One Unit to Require Trend Micro to Purchase Such Shares. A holder of shares representing less than one unit may at any time require Trend Micro to purchase such shares. Such shares will be purchased at their last reported sale price on the Japanese over-the-counter market on the day a request pertaining to such purchase is delivered to our transfer agent or, if no sales take place on that day, the price at which the next sale of shares is effected in the Japanese over-the-counter market, less applicable brokerage commissions. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, such holders will not be able to exercise this right as a practical matter.

Other Rights of Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit has the following rights:

     .  to receive dividends (including interim dividends);

     . to receive shares and/or cash by way of a stock split, upon consolidation or subdivision of shares or upon a capital decrease or merger;

     . to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders;

     . to participate in any distribution of surplus assets upon the liquidation of Trend Micro; and

     . to require us to issue replacement certificates for lost, stolen or destroyed share certificates.

A shareholder who owns shares representing less than one unit will not be able to exercise any other rights, including voting rights, the right to institute derivative actions and the right to examine our accounting books and records.

Voting Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit cannot exercise any voting rights pertaining to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each share held, except as stated in "--Voting Rights" below.

Consolidation by Operation of Law of Shares Constituting One Unit into One Share. The Japanese unit share system was intended to be an interim measure to encourage companies to issue shares denominated in larger amounts. The Commercial Code provides that, on a date to be specified by separate legislation, shares comprising one unit will be consolidated into one share. We do not currently know when a bill specifying such date will be submitted to the Japanese Diet. The Japanese Diet is the highest legislative body within the Japanese governmental system and performs a function analogous to that of the U.S. Congress. When this consolidation happens, a holder of a fractional share, equal to one-hundredth of one share or any integral multiple of one-hundredth which results from the consolidation, will be registered as the holder of the fraction in our register of fractional shares. A holder of any fraction representing less than one-hundredth of one share will be entitled to only limited rights, such as the right to receive a cash payment or a distribution of shares by way of a stock split. The registered holders of fractional shares may request that we issue share certificates, but such fractional shares will not have voting rights. In addition, unless the Articles are amended to provide otherwise, the rights of the fractional shareholders will be limited and will not include, for example, the right to receive dividends.

Ordinary General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in March of each year in Tokyo, Japan. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Commercial Code, notice of any shareholders' meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

Any shareholder or group of shareholders holding at least 300 units of shares, or 1% of the total outstanding shares, for a continuous period of six months or longer may propose a matter for consideration at a shareholders meeting by submitting a written request to the board of directors at least six weeks before such meeting.

Voting Rights

A shareholder is generally entitled to one vote per share except in those instances described in this paragraph and under "--Japanese Unit Share System" above. In general, under the Commercial Code, a resolution can be adopted at an ordinary meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. Our shareholder are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Trend Micro does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that such proxies are also shareholders who have voting rights.

The Commercial Code provides that a quorum of the majority of outstanding shares with voting rights must be present at a shareholders' meeting to approve any material corporate actions such as:

     .  amendment of the articles of incorporation;

     .  the removal of a director or statutory auditor;

     . establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

     .  a dissolution, merger or consolidation;

     . a company split (effective from a date to be specified by a cabinet order but not later than May 31, 2001);

     .  the transfer of the whole or an important part of our business;

     .  the taking over or the whole of the business of any other corporation;
        and

     . any issuance of new shares at a "specially favorable" price (or any issuance of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders.

At least two-thirds of the shares having voting rights represented at the meeting must approve such actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from such holders. An agent of the depositary is the record holder of the underlying shares.

Subscription Rights

Holders of shares have no preemptive rights under our articles of incorporation. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks' prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Rights to subscribe for new shares may be transferable or nontransferable as determined by the board of directors. If subscription rights are not transferable, a purported transfer by a shareholder who is not resident in Japan will be enforceable against Trend Micro and third parties only with our prior written consent.

Liquidation Rights

Upon a liquidation of Trend Micro, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

The Toyo Trust and Banking Company, Limited is the transfer agent for the Common Stock. Toyo Trust's office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. Toyo Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Repurchase by Trend Micro of Shares

In addition to repurchase of shares constituting less than one unit, our articles of incorporation permit us to repurchase up to 4.8 million of our shares.

  EFFECT OF TREND MICRO INCORPORATED'S TWO-FOR-ONE STOCK SPLIT EFFECTIVE
                     MAY 18, 2001 ON ITS FINANCIAL REPORTS

On February 15, 2001, the company's board of directors approved a two-for-one stock split effective May 18, 2001. In subsequent financial reports, the financial statements will be retroactively restated to give effect to this stock split as follows (unaudited):

1.   Per share data
     --------------

                                                                          Yen / Thousands of shares
                                                                ----------------------------------------------
                                                                For the six months        For the year
                                                                  ended June 30,       ended December 31,
                                                                ----------------------------------------------
                                                                    1999      2000     1997     1998     1999
                                                                ----------------------------------------------
Net income -basic (Basic EPS)                                       6.63     16.88     7.88     3.54    16.90
Net income -diluted (Diluted EPS)                                   6.35     16.40        -     3.46    16.42
Cash dividends                                                      1.67         -        -        -     1.67
Pro forma net income applying SFAS123 - basic                          -         -     7.88     1.30    13.36
Pro forma net income applying SFAS123 - diluted                        -         -        -     1.27    12.99

Weighted-average shares used for basic EPS                       126,031   130,011  108,000  113,946  127,100
Weighted-average shares used for diluted EPS                     131,507   133,810        -  116,484  130,753

2.   The number of shares of common stock authorized and outstanding
     ---------------------------------------------------------------

                                                             For the six months                  For the year
                                                               ended June 30,                 ended December 31,
                                                       -----------------------------------------------------------------------
                                                           1999           2000          1997           1998           1999
                                                       -----------------------------------------------------------------------
Shares of common stock outstanding:
  Balance at beginning of year                          125,013,600    129,685,800   108,000,000    108,000,000    125,013,600
  New share offering                                                                           -     15,000,000              -
  Exercise of stock purchase warrants                                                          -      2,013,600      4,672,200
  Balance at end of year / semi-annual period           127,008,000    130,345,338   108,000,000    125,013,600    129,685,800

3.   Stock warrants
     --------------

          Based on the Company's 1997, 1998, 1999 and 2000 incentive plans, the Company issued the following bonds with detachable warrants. Upon issuance of each bond, the Company bought all of the warrants and distributed them to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

          These transactions were accounted for both as an issuance of debt, and as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of the warrants to the directors and employees was accounted for under APB 25.

1.  Shareholders' meeting
    approval........................  September 29, 1997     March 28, 1998       May 29, 1998    June 30, 1999       June 1, 2000
2.  Date of bond issuance...........    October 17, 1997     April 15, 1998      June 15, 1998    July 29, 1999      June 26, 2000
3.  Amount of each bond
    (Thousands of yen)..............        (Yen)908,523       (Yen)412,965       (Yen)196,650   (Yen)6,000,000     (Yen)5,000,000
4.  Date on which the bonds                                                                                   -                  -
    were fully redeemed.............    October 17, 1997     April 15, 1998      June 15, 1998
5.  Exercise price per
    each warrant....................        (Yen)142.50        (Yen)142.50        (Yen)142.50       (Yen)3,200          (Yen)7,850
6.  Warrant exercise period.........    October 27, 1997  April 27, 1998 to   June 25, 1998 to       August 20,      July 21, 2000
                                          to October 12,      April 5, 2002       June 7, 2002     1999 to July        to June 19,
                                                    2001                                               22, 2002               2003
7.   Number of shares
     represented by warrants........           6,375,600          2,898,000          1,380,000        1,875,000            636,942
8.   Outstanding as of
     December 31, 1998..............           4,638,000          2,058,600          1,194,600                -                  -
9.   Outstanding as of
     December 31, 1999..............           1,454,400          1,029,600            813,600        1,875,000                  -
10.  Outstanding as of
     June 30, 2000..................           1,190,400            769,800            702,000        1,772,262            636,942

     Warrant activity was as follows:


                                            Thousands of shares represented by
                                                           warrants
                                            ----------------------------------

Outstanding at December 31, 1996..........                    6,376
  Granted.................................                        -
  Exercised...............................                        -
  Redeemed................................                        -
                                                           ------------

Outstanding at December 31, 1997..........                    6,376
  Granted.................................                    4,278
  Exercised...............................                   (2,014)
  Redeemed................................                     (749)
                                                           ------------

Outstanding at December 31, 1998..........                    7,891
  Granted.................................                    1,875
  Exercised...............................                   (4,672)
  Redeemed................................                        -
                                                           ------------

Outstanding at December 31, 1999..........                    5,094
  Granted.................................                      637
  Exercised...............................                     (660)
  Redeemed................................                        -
                                                           ------------

Outstanding at June 30, 2000..............                    5,071
                                                           ============

  Balances were as follows:

                                                   Thousands of shares
                                              ----------------------------
                                                June 30     December 31
                                              ----------  ----------------
                                                 2000      1998     1999
                                              ----------  ----------------
Authorized and outstanding..................     5,071     7,891    5,094
Exercisable.................................     3,180     4,020    2,616


     The subsidiary in the United States introduced the U.S. program of the 1999 incentive plan in July 1999. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company's common stock to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program for the year ended December 31, 1999 was as follows:

                                            Thousands of shares represented by
                                                         options
                                            ----------------------------------


   Granted..............................                  1,620
   Exercised............................                      -
   Redeemed.............................                      -
                                                       -------------

Outstanding at December 31, 1999........                  1,620
                                                       =============